Mail Stop 3561

July 12, 2007

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

> **Re:** **Kansas City Southern**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-04717**

Dear Mr. Ottensmeyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief